Points Named 8th Best Workplace™ In Canada, Climbing 15 Places
From Last Year

For a fourth consecutive year, Great Places to Work Institute recognizes Points for its positive work atmosphere and culture of integrity

TORONTO, April 26, 2018 – Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, has been ranked #8 in this year’s Best Workplaces in Canada list by Great Places to Work institute. This marks the fourth consecutive year that Points has received the honor and follows its recent recognitions as one of Canada’s 50 Top Workplaces for Women and a Top Small & Medium Employer in Canada.

Presented by Great Places to Work Institute®, the award identifies organizations that foster exceptional work environments and cultures that value the growth and development of their team members.

“We are honored to have been listed in the top ten companies to work for in Canada this year,” said Rob MacLean, CEO at Points. “We value the work environment that we have built here at Points and I am truly humbled each and every day to work with such a talented and passionate team, who continually contribute in their own way to make Points truly special. We will continue to keep championing better workplaces across Canada that are more inclusive, diverse, collaborative and innovative.”

In addition to fostering a vibrant and people-centric workplace, Points offers competitive benefits like flexible work-hours, maternity and parental support, fitness and commuter reimbursement programs and career development opportunities. Points encourages strong relationships across departments through company-sponsored social events and lunches, and actively creates opportunities for employees to ask questions, provide feedback and communicate across all levels of the company.

“We’re incredibly proud of this recognition and we collectively celebrate the culture we have created at Points. Our people who live our core values of integrity, caring, passion, collaboration and innovation are what makes Points a good place to come to work,” said Inez Murdoch, Chief People Officer at Points. “We strive to foster a positive work atmosphere that facilitates a unique, happy and productive place to work.”

The 2018 Best Workplaces™ in Canada list is compiled by the Great Place to Work® Institute. The competition process is based on two criteria: two-thirds of the total score comes from confidential employee survey results and the remaining one-third comes from an in-depth review of the organization’s culture. This offers a rigorous representation of the organization from an employee perspective, and an overall portrait of the workplace culture. Together, they provide crucial data relative to five trust-building dimensions: credibility, respect, fairness, pride, and camaraderie.

This year’s list received over 400 registrations and over 80,000 employees participated in the 2018 “Best Workplaces™ in Canada” survey, rolling out to impact over 300,000 Canadian employees.

For more information please contact the Institute at bestworkplaces@greatplacetowork.ca or visit www.greatplacetowork.ca.

About Points International
Points, (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

About Great Place to Work®:
Great Place to Work® is the global authority on high-trust, high-performance workplace cultures. It is a global research and consulting firm with a mission to build a better society by helping companies transform their workplaces. Great Place to Work® provides the benchmarks, framework, and expertise needed to create, sustain, and recognize outstanding workplace cultures. In Canada, Great Place to Work® produces both industry and demographic specific Best Workplace™ lists. This is part of the world’s largest annual workplace study, which culminates in a series of national lists in over 50 countries, including the study’s flagship list of 100 Best Companies published annually in Fortune magazine. Globally, this survey represents the voices of 11 million employees, which are the primary determinant used in selecting winners. There’s only one way to get on this list – your employees have to put you on it.

Check out www.greatplacetowork.ca

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CONTACT

Points Media Relations
Catherine Lowe
Catherine.lowe@points.com
+1 647.539.1310

Great Place to Work®
Nancy Fonseca, Senior Vice President, nancy.fonseca@greatplacetowork.com, 905-601-2345; Jen Wetherow, Senior Director, jen.wetherow@greatplacetowork.com, 778-821-1151